May 28, 2010
Cecilia D. Blye, Chief
Office of Global Security Risk
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549-7010

Re:	PetroChina Company Limited Form 20-F for the Fiscal Year Ended December 31, 2008 Filed May 26, 2009 File No. 001-15006
Dear Ms. Blye:
          I refer to your letter to Mr. Li Huaiqi, dated February 18, 2010, relating to PetroChina Company Limited’s (“PetroChina”) Annual Report on Form 20-F for the fiscal year ended December 31, 2008, filed with the U.S. Securities and Exchange Commission (the “Commission”) on May 26, 2009 (the “2008 20-F”).
          Our responses to the Staff’s comments are as follows (the numbered paragraphs below correspond to the paragraphs of the Staff’s comment letter, which have been retyped below in bold for your ease of reference).
1.	We note information indicating that CNPC has entered into several new transactions in Iran and Syria, including a 2008 agreement to build a refinery in Syria, and development of Syria’s North Azadegan oilfield, since your letters to the staff dated June 29 and July 31, 2006, and February 15, June 19 and September 27, 2007. We also note November 2005 and March 2007 news articles discussing CNPC’s provision of drilling services and operating rigs in Cuba. In addition, we note July 2009 and January 2010 news articles discussing that the New York City Pension Funds and U. S. pension Fund TIAA-CREF divested your stock because of apparent CNPC activities in Sudan.

Discuss, with a view toward disclosure, the materiality to you of CNPC activity in Cuba, Iran, Syria and Sudan, countries identified by the U.S. State Department as state sponsors of terrorism and subject to U.S. economic sanctions. Discuss whether such activity constitutes a material investment risk for your security holders. Address materiality in terms of any applicable quantitative factors, and in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of CNPC activities upon your reputation and share value. In this regard, we note that in 2007 you appointed Li Hualin, a vice chairman and general manager of China Petroleum Hong Kong, as a Vice president, and that you disclose in your 20-F that Mr. Hualin continues in that position. We also note that the members of your Supervisory Board are officers of CNPC.

Response: PetroChina believes that activities of China National Petroleum Corporation (“CNPC”) in Cuba, Iran, Syria and Sudan do not constitute a material investment risk for its security holders due to the following factors:
•	PetroChina believes that its investors’ primary concerns with respect to U.S. economic sanctions include (1) whether the proceeds received from the initial public offering and listing of PetroChina’s ADSs on the New York Stock Exchange in 2000 would be used for funding CNPC’s operations associated with the sanctioned countries and (2) whether PetroChina has any equity ownership in any asset in, or any material business relationship with, the sanctioned countries. To address these concerns, during the 2000 IPO, PetroChina and CNPC established separate accounts into which the proceeds received from the global offering were deposited. Funds in those separate accounts were used for purposes other than funding CNPC’s activities associated with the sanction countries. Furthermore, PetroChina entered into an equity transfer agreement with CNPC in March 2007 to transfer its entire equity interest in China National United Oil Corporation (“China Oil”) to CNPC. As a result of this equity transfer, PetroChina does not have any equity interest in any asset in, or any material business relationship with, the sanctioned countries. For details of PetroChina’s certain business relationship with the sanctioned countries, please see our responses to your comment 2 below.
•	PetoChina continues to believe that its investors understand that CNPC and PetroChina are two separate entities and PetroChina has no control over its controlling shareholder’s business activities.
•	From a quantitative perspective, PetroChina does not derive any revenues from CNPC’s activities in Cuba, Iran, Syria and Sudan.
•	From a qualitative perspective, PetroChina continues to believe that CNPC’s activities in Cuba, Iran, Syria and Sudan have not had a material impact on PetroChina’s business reputation or share value. As of May 27, 2010, PetroChina’s share price had increased over 662.7% since its initial public offering and dual listing on the New York Stock Exchange in 2000. PetroChina believes that the divestments of its securities referred to in your letter are isolated incidents that are not representative of the overall investment climate and PetroChina’s reputation among investors.
•	PetroChina has disclosed to investors the appointments you referred to in your letter. PetroChina believes that its investors are fully aware that CNPC, as its controlling shareholder, is entitled to appoint its management team and supervisory board members, and these appointments would not affect PetroChina’s reputation among investors. Please also be informed that PetroChina’s Supervisory Board consists of nine members, including four members who are officers of CNPC, two independent supervisors and three employee representatives from PetroChina as required by PRC Company Law.
     As described above, PetroChina believes that CNPC’s activities in the sanctioned countries do not constitute a material investment risk for its security holders. However, to address your concerns, PetroChina will include a risk factor in its Annual Report on Form 20-F for the fiscal year ended December 31, 2009 (the “2009 20-F”) to inform investors of potential risks associated with CNPC’s activities in these countries.

2.	We note information regarding your direct contacts with Iran and Sudan, including 1) a November 2006 news article stating that you signed a memorandum of understanding with Pars LNG (a consortium led by the National Iranian Oil Co.) to buy liquefied natural gas from Pars LNG; 2) an April 2009 article discussing that your Dalian Petrochemical unit processed crude oil imported from Sudan and that you are building a refinery in China to process high-acid crude oil from Sudan; 3) a January 2010 article discussing that Singapore Petroleum Company, which you recently acquired, is expected to purchase Iranian fuel oil; and 4) an August 2007 article discussing that a product of your Lube Oil Company unit, Kunlun lube oil, oils machinery to be exported to Iran. We note that your 20-F does not describe these activities. Please describe to us, with a view toward disclosure, the nature and extent of your past, current, and anticipated contacts with Iran and Sudan, whether through affiliates, distributors, or other direct or indirect arrangements. Your response should describe any products you have provided into Iran or Sudan, and any agreements, commercial arrangements, or other contacts you have had with the government of Iran or entities controlled by the government, including the National Iranian Oil Company.
Response: 1) On November 29, 2006, PetroChina International Co., Ltd., a wholly owned subsidiary of PetroChina, entered into a Heads of Agreements with Pars LNG to purchase liquefied natural gas. The agreement automatically terminated on March 1, 2007 in accordance with its terms. No definitive agreement in connection with the Heads of Agreements has been signed by the parties.
          2) To maintain effective operations of our facilities and lower production costs, we have endeavored to achieve the most cost-efficient proportions of various types of crude oil in our refining process. As a result, PetroChina Dalian Petrochemical Company (“Dalian Petrochemical”), through overseas suppliers, purchased a small amount of Sudanese crude oil in 2009, which were mingled with crude oil from other sources during the refining process. The Sudanese crude oil processed by Dalian Petrochemical accounted for approximately 1% of the total crude oil processed by PetroChina in 2009. Dalian Petrochemical is actively exploring alternative crude oil resources. PetroChina will make relevant disclosures of such refining activities in 2009 20-F.
          PetroChina does not have any plan to build refineries in China to process high-acid crude oil from Sudan.
          3) Singapore Petroleum Company Limited (“Singapore Petroleum”) has not purchased any fuel oil from Iran since the completion of PetroChina’s acquisition of the 100% equity interest in Singapore Petroleum in October 2009 and has no plans to purchase fuel oil from Iran in the future so long as Iran is subject to U.S. sanctions.
          4) PetroChina has not exported its Kunlun lube oil to Iran in the past, nor does it plan to export its Kunlun lube oil to Iran so long as Iran is subject to U.S. sanctions.
          Except as described in 1) and 2) above, we are not aware of other historical or current contacts with Iran or Sudan, nor do we plan to have such contacts in the foreseeable future, whether through affiliates, distributors, or other direct or indirect arrangements. However, as we expect to process an increasing amount of imported crude oil as a result of our growing production volumes, we cannot rule out the possibility that a small amount of the crude oil to be provided by our overseas suppliers may be sourced from countries that are subject to U.S. economic sanctions. To the extent we process such crude oil in the future, we will make relevant disclosures in our annual reports on Form 20-F.
3.	Please discuss the materiality of your contacts with Iran and Sudan, and whether those contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities for the last three fiscal years and any subsequent period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company’s reputation and share value. As you know, various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with state sponsors of terrorism. Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Iran and Sudan.
Response: As described in our responses to your comment 2 above, PetroChina believes that its contacts with Iran and Sudan do not constitute a material investment risk for its security holders. From a quantitative perspective, PetroChina derives only immaterial revenues from processing crude oil imported from Sudan, representing approximately 0.5% of the total revenues of PetroChina in 2009. In addition, PetroChina is actively seeking alternative oil resources. From a qualitative perspective, we do not believe PetroChina’s contacts with Iran and Sudan have had any adverse impact on its reputation or share value. However, to address your concerns, we will include in the 2009 20-F relevant disclosures of the refining activities of Dalian Petrochemical referred to in our responses to your comment 2 above.
4.	Please also discuss the materiality to you, in the aggregate, of the contacts with Cuba, Iran, Syria and Sudan discussed in your responses to comments 1 and 2 above.
Response: Based on the factors and facts described in our responses to your comments 1, 2 and 3 above, we believe that PetroChina’s direct contacts with Iran and Sudan and its indirect contacts with Cuba, Iran, Syria and Sudan through CNPC’s activities in these countries in the aggregate do not constitute a material investment risk for its security holders.
     At your request, we hereby acknowledge that: (1) PetroChina is responsible for the adequacy and accuracy of the disclosure in the filings; (2) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and (3) PetroChina may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
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          Please do not hesitate to contact me if you have additional questions or require additional information.

Very truly yours,
By:	/s/ Li Hualin
	Name:	Li Hualin
	Title:	Company Secretary

cc:	Jennifer Hardy, Esq. Special Counsel Division of Corporation Finance

Roger Schwall Assistant Director Division of Corporation Finance